Media Contacts:
-------------------------------------------------------
Avner Amran
VP, Marketing and Business Development
TTI Telecom
Tel: +972-3-926-9700
Fax: +972-3-922-1249
info@tti-telecom.com
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     TTI Telecom Introduces Netrac ServiceImpact - a Next Generation Network
                           Service Assurance Solution

     Allows service providers to immediately identify affected services and customers using real-time correlation between network faults and service topology

Petach Tikva, Israel -- May 12, 2006 -- TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today the launch of Netrac ServiceImpact, a business-oriented application that uses resource alarms to assess the impact of network failures on services and improves customer service. Netrac ServiceImpact enhances TTI Telecom's Service Assurance Solution by empowering telecommunications service providers to focus on high impact problems and high level customers in real-time, facilitating improved service levels and increased revenues. TTI Telecom will showcase Netrac ServiceImpact at booth #53 at TeleManagement World 2006, May 15-18 in Nice, France.

Netrac ServiceImpact uses a robust service alarm generation system that immediately identifies affected services and customers by using real-time correlation between network faults and service topology. Netrac ServiceImpact better enables business-driven problem resolution that improves customer service by reducing the time needed for attending to network failures. Furthermore, the product is regularly updated to reflect changes in the system, by working with various data sources such as inventory systems and CRM databases. It has an intuitive, web-based GUI that allows for the creation of powerful impact rules at both global and service levels. Netrac ServiceImpact performs flawlessly under high loads, easily scaling up according to the demanding requirements of service providers.

"As today's service providers operate in an environment of a vast variety of services and customers, they need to prioritize faults in the network according to the impact of the affected service on their revenues. This goes beyond merely finding the cause of an alarm. It's about prioritization to prevent lost revenue," said Avner Amran, TTI Telecom's Vice President of Marketing and Business Development. "Netrac ServiceImpact gives operators a competitive edge, allowing them to better focus on network failures according to their potential impact on services and customers. In this way ServiceImpact maximizes revenues and increases customer satisfaction.

Visitors to exhibit # 53 will discover TTI Telecom's Netrac Next Generation Service Assurance Solution's latest developments.

With the latest developments in its product suite, TTI Telecom's Netrac Next Generation Service Assurance Solution significantly reduces alarm volume, enabling controllers to better allocate their time and resources, utilizing a sophisticated topology based correlation algorithm that filters and correlates alarms generated from multiple domains and network equipment. Moreover, customer service degradation is detected with a new feature that derives real time performance information combined of network counters and xDR data, thus allowing a better visibility of service quality

Note: To schedule a product demonstration at TeleManagement World 2006, contact Dvora Madmon at: info@tti-telecom.com.

About TTI Telecom
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



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